Sub-Item 77M: Mergers

Shareholder Meeting Results (Unaudited)

The following proposal was addressed and approved at a Special Meeting of Shareholders held on September 15, 2009.

Proposal to approve a plan of reorganization providing for the acquisition of all the assets and liabilities of Hartford LargeCap Growth HLS Fund (the “Acquired Fund”) by Hartford Growth Opportunities HLS Fund (the “Acquiring Fund,” solely in exchange for shares of the Acquiring Fund, followed by a complete liquidation of the Acquired Fund.

Fund:  Hartford LargeCap Growth HLS Fund
For:  7,848,073.650
Against: 514,892.338
Abstain: 738,263.327